Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY PROGENITY, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

June 4, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E. Washington,

D.C. 20549

Attn:	Paul Fischer
Celeste M. Murphy
Eric Atallah
Lisa Vanjoske

RE:	Progenity, Inc.
Registration Statement on Form S-1
File No. 333-238738

Ladies and Gentlemen:

On behalf of Progenity, Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 15, 2020 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on December 19, 2019, resubmitted to the Commission on February 14, 2020, March 18, 2020, April 20, 2020 and May 11, 2020, and filed with the Commission on May 27, 2020 (the “Registration Statement”). This supplemental letter addresses comment 10 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company’s request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Fankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of its common stock underlying its outstanding equity awards and the reasons for the difference between the most recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO. The Price Range does not reflect the impact of a reverse stock split of its common stock, which stock split the Company anticipates will be effected prior to the effectiveness of the Registration Statement.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Price Range were the following:

•	estimates of business potential and earnings prospects for the Company and the industries in which it operates;

•

the status of negotiations with the Department of Justice and the State of New York (on behalf of the states) with respect to reaching an agreement in principle to resolve all of the government’s outstanding civil and criminal investigations;

•	the Company’s financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industries;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings; and

•	the recent performance of IPOs of companies in the industries in which the Company operates.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretations regarding the permissible parameters of a bona fide price range.

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

Summary of Recent Equity Awards

From January 1, 2019 to date, the Company has issued the following equity awards to its employees, consultants and members of its Board, consisting of options to purchase shares of its common stock and restricted stock units (“RSUs”):

Grant date(1)	Type of equity award	Number of shares of common stock underlying equity awards	Exercise price per share of common stock(2)	Fair value per equity award for financial reporting purposes as of the grant date
January 1, 2019	Options	131,625	$3.03	$1.56
January 1, 2019	RSUs	65,812	N/A	$3.03
January 4, 2019	Options	131,625	$3.03	$1.56
January 4, 2019	RSUs	65,812	N/A	$3.03
January 15, 2019	Options	85,000	$3.03	$1.56
January 15, 2019	RSUs	42,500	N/A	$3.03
January 17, 2019	Options	131,625	$3.03	$1.56
January 17, 2019	RSUs	65,812	N/A	$3.03
February 9, 2019	Options	131,625	$3.03	$1.56
February 9, 2019	RSUs	65,812	N/A	$3.03
February 15, 2019	Options	309,500	$2.30	$1.56
February 15, 2019	RSUs	152,876	N/A	$2.30
March 15, 2019	Options	20,000	$2.30	$1.56
March 15, 2019	RSUs	10,000	N/A	$2.30
April 15, 2019	Options	1,293,000	$2.30	$0.98 - 1.04
April 15, 2019	RSUs	646,500	N/A	$2.30
May 15, 2019	Options	80,000	$1.85	$1.03
May 15, 2019	RSUs	37,500	N/A	$1.85
June 12, 2019	Options	131,625	$1.85	$1.03
June 12, 2019	RSUs	65,812	N/A	$1.85
June 15, 2019	Options	400,500	$1.85	$1.03
June 15, 2019	RSUs	197,750	N/A	$1.85
August 15, 2019	Options	42,500	$1.83	$1.18
August 15, 2019	RSUs	23,750	N/A	$1.83
September 15, 2019	Options	2,500	$1.83	$1.18
September 15, 2019	RSUs	1,250	N/A	$1.83
October 15, 2019	Options	11,000	$1.83	$1.18
October 15, 2019	RSUs	5,250	N/A	$1.83
November 15, 2019	Options	270,000	$1.83	$1.03
November 15, 2019	RSUs	135,000	N/A	$1.83

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

December 15, 2019	Options	32,500	$1.58	$1.02
December 15, 2019	RSUs	16,250	N/A	$1.58
January 15, 2020	Options	563,000	$1.60	$1.03
January 15, 2020	Options	84,500	$1.58	$1.02
January 15, 2020	RSUs	323,750	N/A	$1.58
February 5, 2020	Options	2,954,000	$1.58	$1.02
February 5, 2020	RSUs	1,477,000	N/A	$1.58
February 15, 2020	Options	115,000	$1.58	$1.02
February 15, 2020	RSUs	57,500	N/A	$1.58
March 4, 2020	Options	4,212,255	$1.58	$0.84 - 1.02
March 4, 2020	RSUs	2,292,749	N/A	$1.58
March 15, 2020	Options	45,000	$1.58	$1.01
March 15, 2020	RSUs	22,500	N/A	$1.58
April 15, 2020	Options	295,000	$1.84	$1.02
April 15, 2020	RSUs	145,000	N/A	$1.84

(1)

Represents the accounting grant dates in accordance with ASC 718, Stock Compensation, at which such dates all of the accounting prerequisites had been met in order to issue the equity awards and all terms had been communicated to equity award recipients.

(2)

On January 9, 2020, the Board approved a repricing modification to all stock options issued with exercise prices above the then-most recent common stock valuation from November 22, 2019 of $1.60. As such, all stock options granted in 2019 were repriced and modified to have an exercise price of $1.60. Please see Note 11 “Stock-based Compensation” to our condensed consolidated financial statements (unaudited) in the Registration Statement for more information on the repricing modification.

Historical Determinations of Fair Value of Common Stock

As there has historically been no public market for the shares of common stock underlying the Company’s equity awards, for all periods prior to the IPO the fair value of the shares of common stock underlying the Company’s equity awards was estimated on each grant date by the Board. In order to determine the fair value of shares of the Company’s common stock on each such grant date, the Board considered, among other things, independent third-party valuations as well as valuations derived from the sale of the Company’s common stock and preferred stock to third party investors in recent equity financings. In light of the absence of public market valuation data, the Board considered various objective and subjective factors to determine the fair value of the shares of the Company’s common stock as of each grant date, including:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences, and privileges of the Company’s preferred stock relative to those of the Company’s common stock;

•	the prices of preferred stock sold by the Company to third-party investors in arms-length transactions;

•	the lack of marketability of shares of the Company’s common stock;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the Company’s history and the timing of the introduction of new products;

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

•	the Company’s stage of development;

•

the likelihood and timing of achieving a liquidity event, such as an initial public offering or an acquisition of the Company’s business (or other change of control transaction) given prevailing market conditions;

•	recent secondary stock transactions;

•	the market performance of comparable publicly-traded companies; and

•	U.S. market conditions.

Since January 1, 2019, the Company has obtained contemporaneous independent third-party valuations of shares of its common stock as of each of March 31, 2019, June 30, 2019, September 30, 2019, November 22, 2019, December 31, 2019 and March 31, 2020. The Company also obtained a contemporaneous independent third-party valuation of shares of its common stock as of December 31, 2018, which was used for certain grants made after January 1, 2019. These independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For each of these valuations, the overall equity value of the Company was allocated among the various classes of its equity securities in order to derive a per share value of the Company’s common stock. The Company performed this allocation using a probability-weighted expected return method (“PWERM”). The PWERM involves the estimation of the value of the Company under multiple future potential outcomes and estimates of the probability of each such potential outcome. The per share value of the Company’s common stock determined using the PWERM is ultimately based upon probability-weighted per share values resulting from the weighting of various future scenarios, which primarily included an IPO or the continued operation as a private company. Additionally, the PWERM was combined with the option pricing method in order to determine the value of the securities comprising the Company’s capital structure in certain of the scenarios considered in the PWERM. After an overall equity value of the Company was determined and allocated between the various classes of shares, including the Company’s common stock, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the common stock. A DLOM was used in order to account for the lack of marketability of a share of common stock that is not traded on public exchanges.

The Company used these independent third-party valuations to determine the exercise price per share of common stock for all stock options granted. With respect to all stock options granted prior to November 2019, the Company used the valuation that was closest in time to the grant date to determine the exercise price for the grant. This practice enabled the Company to grant stock options with an exercise price that was closest to the most current independent third-party valuation at the time of grant.

For financial reporting purposes, the Company calculates the fair value of equity awards using the Black-Scholes option pricing valuation model, which incorporates various assumptions, including the fair value of the Company’s common stock, expected term, expected volatility, risk-free interest rate and expected dividend yield. With respect to all equity awards granted prior to November 2019, the Company used the closest-in-time fair value of the Company’s common stock in its Black-Scholes calculations.

December 2018 Valuation and January 1, 2019, January 4, 2019, January 15, 2019, January 17, 2019 and February 9, 2019 RSU and Option Grants

As of December 31, 2018 (the “December 2018 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $3.03 per share of common stock. To account for lack of access to an active public market, the December 2018 Valuation utilized a DLOM to the equity value of [***]%.

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

From January 1, 2019 to February 9, 2019, the Company granted awards of 305,748 RSUs and options to purchase a total of 611,500 shares of common stock at an exercise price of $3.03 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the December 2018 Valuation to February 9, 2019 did not warrant a change in the estimated fair value per equity award for financial reporting purposes as of the grant date.

March 2019 Valuation and February 15, 2019, March 15, 2019 and April 15, 2019 RSU and Option Grants

As of March 31, 2019 (the “March 2019 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $2.30 per share of common stock. To account for lack of access to an active public market, the March 2019 Valuation utilized a DLOM to the equity value of [***]%.

From February 15, 2019 to April 15, 2019, the Company granted awards of 809,376 RSUs and options to purchase a total of 1,622,500 shares of common stock at an exercise price of $2.30 per share. The Board determined that the estimated fair value associated with the option grants on February 15, 2019 and March 15, 2019 for financial reporting purposes to be $1.56 per share and the estimated fair value associated with the option grants on April 15, 2019 for financial reporting purposes to be between $0.98 and $1.03 per share. The change in and range of fair values were the result of changes in the values of the underlying assumptions used in the Black-Scholes option pricing valuation model.

June 2019 Valuation and May 15, 2019, June 12, 2019 and June 15, 2019 RSU and Option Grants

As of June 30, 2019 (the “June 2019 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $1.847 per share of common stock. To account for lack of access to an active public market, the June 2019 Valuation utilized a DLOM to the equity value of [***]%.

From May 15, 2019 to June 15, 2019, the Company granted awards of 301,062 RSUs and options to purchase a total of 612,125 shares of common stock at an exercise price of $1.85 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the June 2019 Valuation to June 15, 2019 did not warrant a change in the estimated fair value per equity award for financial reporting purposes as of the grant date.

September 2019 Valuation and August 15, 2019, September 15, 2019, October 15, 2019 and November 15, 2019 RSU and Option Grants

As of September 30, 2019 (the “September 2019 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $1.83 per share of common stock. To account for lack of access to an active public market, the September 2019 Valuation utilized a DLOM to the equity value of [***]%.

From August 15, 2019 to November 15, 2019, the Company granted awards of 165,250 RSUs and options to purchase a total of 326,000 shares of common stock at an exercise price of $1.83 per share. The Board determined that the estimated fair value associated with the option grants on August 15, 2019, September 15, 2019 and October 15, 2019 for financial reporting purposes to be $1.18 per share and the estimated fair value associated with the option grants on November 15, 2019 for financial reporting purposes to be $1.03 per share. The change in fair value was the result of a change in the values of the underlying assumptions used in the Black-Scholes option pricing valuation model.

November 2019 Valuation and December 15, 2015 and January 15, 2020 RSU and Option Grants

As of November 22, 2019 (the “November 2019 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $1.598 per share of common stock. To account for lack of access to an active public market, the November 2019 Valuation utilized a DLOM to the equity value of [***]%.

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

From December 15, 2019 to January 15, 2020, the Company granted awards of 340,000 RSUs, options to purchase a total of 117,000 shares of common stock at an exercise price of $1.58 per share and options to purchase a total of 563,000 shares of common stock at an exercise price of $1.60 per share. The Board determined that the estimated fair value associated with the option grants on December 15, 2019 for financial reporting purposes to be $1.02 per share and the estimated fair value associated with the option grants on January 15, 2020 for financial reporting purposes to be $1.03 per share. The change in fair value was the result of a change in the values of the underlying assumptions used in the Black-Scholes option pricing valuation model.

December 2019 Valuation and February 5, 2020, February 15, 2020, March 4, 2020 and March 15, 2020 RSU and Option Grants

As of December 31, 2019 (the “December 2019 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $1.58 per share of common stock. To account for lack of access to an active public market, the December 2019 Valuation utilized a DLOM to the equity value of [***]%.

From February 5, 2020 to March 15, 2020, the Company granted awards of 3,849,749 RSUs and options to purchase a total of 7,326,255 shares of common stock at an exercise price of $1.58 per share. The Board determined that the estimated fair value associated with the option grants on February 5, 2020 and February 15, 2020 for financial reporting purposes to be $1.02 per share, the estimated fair value associated with the option grants on March 4, 2020 to be between $0.85 and $1.02 per share and the estimated fair value associated with the option grants on March 15, 2020 for financial reporting purposes to be $1.01 per share. The change in and range of fair values were the result of changes in the values of the underlying assumptions used in the Black-Scholes option pricing valuation model.

March 2020 Valuation and April 15, 2020 RSU and Option Grants

As of March 31, 2020 (the “March 2020 Valuation”), an independent third-party valuation of the Company determined that the Company had a weighted present equity value of $[***], which corresponded to a value of $1.84 per share of common stock. To account for lack of access to an active public market, the March 2020 Valuation utilized a DLOM to the equity value of [***]%.

On April 15, 2020, the Company granted awards of 145,000 RSUs and options to purchase a total of 295,000 shares of common stock at an exercise price of $1.84 per share. The Board determined on the grant date that any internal or external developments during the period from the March 2020 Valuation to April 15, 2020 did not warrant a change in the estimated fair value per equity award for financial reporting purposes as of the grant date.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common stock as of March 31, 2020 of $1.84 per share and the midpoint of the Price Range provided above of approximately $[***] per share of its common stock is the result of the following developments that occurred subsequent to the April 15, 2020 equity grants:

•

developments with respect to reaching agreements in principle with the Department of Justice and the State of New York (on behalf of the states) to resolve all of the government’s outstanding civil and criminal investigations;

•	the progress made by the Company in the negotiation and execution of in-network transition agreements with commercial payors;

•	further advancement of the Company’s development of its precision medicine platform, including the commencement of benchtop testing of the PIL Dx diagnostic capsule;

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

•	the additional progress made by the Company in the optimization of its preeclampsia rule-out test;

•	the positive trends observed in the industries in which the Company operates; and

•

the additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on May 27, 2020. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the mid-point of the price range. This feedback is [***].

In addition, the anticipated Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for shares of the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock on March 31, 2020 and in all prior valuations.

Further, the Company expects to accrue as a result of the IPO: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, which will enable the continued research and development of our molecular testing products and precision medicine platform; (ii) an anticipated improved ability of the Company to raise capital through the sale of equity and debt securities going forward and at a lower expected cost of capital and with reduced borrowing costs, each as a result of being a publicly traded company; and (iii) the expected increased attractiveness of the Company’s common stock as a currency to raise capital, to compensate employees and for other strategic transactions.

Lastly, the anticipated Price Range assumes the conversion of all of the Company’s outstanding preferred stock into shares of common stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including: (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock; (ii) liquidation payments in preference to holders of the Company’s common stock in the event of a liquidation, dissolution, or winding up of the Company, or upon certain transactions in which the Company sells, conveys, or otherwise disposes of all or substantially all of its assets, or in which the Company merges with or into another corporate entity; (iii) veto voting rights with respect to certain actions, including those transactions described in (ii) above and issuances of any senior preferred stock; and (iv) the right to elect certain directors to serve on the Board. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into shares of its common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Harry Stylli, Progenity, Inc.

Eric d’Esparbes, Progenity, Inc.

Clarke Neumann, Progenity, Inc.

Michelle Hodges, Gibson, Dunn & Crutcher LLP

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.

Branden C. Berns, Gibson Dunn & Crutcher LLP

B. Shayne Kennedy, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Chris G. Geissinger, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY PROGENITY, INC.